U.S. Securities and Exchange Commission

Washington, DC 20549

Notice of Exempt Solicitation

Submitted Pursuant to Rule 14a-6(g)

1. Name of the Registrant: Ameren Corporation

2. Name of person relying on exemption: The Comptroller of the City of New York, on behalf of the New York City Employees’ Retirement System, the New York City Teachers’ Retirement Systems, and the New York City Police Pension Fund.

3. Address of person relying on exemption: 1 Centre Street, 8th Floor, New York, New York 10007

4. Written materials required to be submitted pursuant to Rule 14a-6(g)(1):

•	Attachment 1: Letter to shareholders in support of NYCRS' Independent Evaluation of Greenhouse Gas Emissions Targets Proposal

April 30, 2025

Dear Fellow Ameren Corporation Shareholders,

I urge you to vote FOR Item 4: an Independent Third-Party Evaluation of the Company’s Greenhouse Gas Reduction Targets at Ameren’s annual meeting on May 8, 2025. As Comptroller of the City of New York, I serve as custodian, investment advisor, and a trustee for the five New York City Retirement Systems. The three Systems that submitted Item 4 are long-term institutional investors of Ameren.

The proposal simply requests that Ameren disclose an evaluation conducted by an independent third-party of the following:

•	The alignment of Ameren’s existing short- and medium-term greenhouse gas emissions reduction targets with the Paris Agreement’s goals of limiting global temperature rise.
•	The methodology that Ameren used to set its targets.

Contrary to what Ameren’s opposition statement implies, Item 4 does NOT ask for an evaluation of the company’s climate strategy, for the company to revise its emissions reductions targets, or for an assessment relative to a specific framework or alignment pathway.

Discrepancy between Ameren’s Claims and Others’ Evaluations Raise Governance Concerns

In 2020, Ameren made a company-wide commitment to reach net zero emissions by 2050. In 2023, Ameren updated its interim Scopes 1 and 2 emissions reductions targets, which are a 60% reduction by 2030, an 85% reduction by 2040, and net zero by 2045, all from a 2005 baseline. The Company claims its targets are “science- based and consistent with the objectives of the Paris Agreement to limit global temperature rise to 1.5°C.”1

Since Ameren set its targets, investors have become increasingly concerned about the company’s assertions that its targets are constructed using sound methodology and are in fact aligned with the Paris Agreement’s goals. For example, according to the Transition Pathway Initiative’s comparison to North American benchmarks, the carbon intensity of Ameren’s published 2030 target may be as much as 4.8 times the level consistent with limiting global average temperature rise to 1.5 degree Celsius and more than 3 times the level consistent with Below 2 Degrees outcomes.2

At issue is the soundness of the Company’s Target-setting methodology and the credibility of its claim to be aligned with the Paris Agreement. Ameren states, “[t]he Company has performed and publicly disclosed an extensive analysis, using appropriate frameworks and science-based, third-party studies, that demonstrates the consistency of the Company's emissions targets with the objectives of the Paris Agreement.” (Emphasis added.)

_____________________________

1 Ameren Corporation - Sustainability - Sustainability Reporting

2 Ameren - Transition Pathway Initiative

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

DAVID N. DINKINS MUNICIPAL BUILDING • 1 CENTRE STREET, 5TH Floor • NEW YORK, NY 10007

PHONE: (212) 669-3500 • @NYCCOMPTROLLER

WWW.COMPTROLLER.NYC.GOV

In its No-Action request to the SEC this year, Ameren asserted it had substantially implemented Item 4. The SEC rejected this contention.

•	In setting its targets Ameren merely analyzed and utilized studies (performed by the Electric Power Research Institute), which is not equivalent to – nor substitute for – an independent evaluation of the Company’s Paris Agreement alignment and assessment of the Company’s target-setting methodology.
•	It is one thing to disclose a description of the company’s target-setting and internal processes; it is another to engage a third party to perform an evaluation or assessment of that target-setting and internal processes.

Additionally, Ameren’s assessment of its targets’ alignment fails to reflect that to meet global climate objectives, the electricity sector in developed countries must decarbonize at a faster rate than other sectors.3 When the Paris-alignment of Ameren’s targets are assessed relative to widely used measures of alignment,4 the discrepancy between Ameren’s target and a 1.5 degree-aligned target remains in all cases (see graphical representation of this discrepancy in the appendix to this letter).

Contrary to the suggestion in Ameren’s opposition statement, Item 4 does not suggest a specific emissions pathway model to evaluate the alignment of the Company’s emissions targets with the Paris Agreement.

The proposal is not prescriptive -- the request for assessment and evaluation does not require that the Company select any specific third party to perform the work or mandate that the third-party evaluator use any particular methodology. It only requires that the third-party be independent.

It is reasonable and appropriate for investors to ask issuers to substantiate their claims in a detailed fashion in order to provide investors with confidence in the company’s oversight of climate risk. This is especially true when the company’s claims relate to material operations of the business. This proposal presents shareholders with an opportunity to affirm the importance of independent verification when it comes to climate-related targets and methodologies, particularly as these targets increasingly inform the company's capital allocation, operational strategy, and long-term risk profile. Absent rigorous and transparent third-party evaluation, investors are left without a credible basis to assess the reliability of the company’s climate commitments.

I strongly encourage you to vote FOR Item 4 to ensure investors have needed transparency. Please contact CorporateGovernanceTeam@comptroller.nyc.gov for any questions discuss the proposal and presentation

Sincerely,

Brad Lander

New York City Comptroller

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3 For example, the International Energy Agency (IEA) Net Zero By 2050 report found that emissions from the power sector must reach net zero by 2035 in advanced economies and by 2040 globally.

4 These include scenarios constructed by the Intergovernmental Panel on Climate Change, the IEA Net Zero Energy Scenario (utilized by TPI), and two scenarios constructed and utilized by the Science-Based Targets Initiative (SBTi).

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

DAVID N. DINKINS MUNICIPAL BUILDING • 1 CENTRE STREET, 5TH Floor • NEW YORK, NY 10007

PHONE: (212) 669-3500 • @NYCCOMPTROLLER

WWW.COMPTROLLER.NYC.GOV

Appendix

Ameren’s 2030 Target Compared to Example 1.5C Degree Scenarios (Emissions Intensity)

Note: The IPCC 1.5C (low/no overshoot) levels above are constructed from the 97 individual 1.5C scenarios in the IPCC AR6 WGIII climate mitigation report.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

DAVID N. DINKINS MUNICIPAL BUILDING • 1 CENTRE STREET, 5TH Floor • NEW YORK, NY 10007

PHONE: (212) 669-3500 • @NYCCOMPTROLLER

WWW.COMPTROLLER.NYC.GOV